BOSS MINERALS, INC.
                           318 Homer Street, Suite 400
                           Vancouver, British Columbia
                                 Canada V6B 2V2
                            Telephone: (604) 602-7591
                            Facsimile: (604) 602-7593


December 22, 2004

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0304

Attention:  Susann Reilly, Attorney

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-120682
         ------------------------------------------------------------
We write in response to your letter dated December 21, 2004 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been blacklined to show changes from the previous filing.

We respond sequentially to your comments as follows:

Cover Page
----------
1. Please disclose on the cover page, and wherever you discuss having your shares quoted on the OTC Bulletin Board, that you have disclosed this in various sections throughout the registration statement.

         We have disclosed throughout our registration that there is no assurance that our shares will be quoted on the OTC Bulletin Board.

2. Please clarify the disclosure in the second paragraph on page 4 that the company holds only an option on its "sole mineral property" and that such option has not yet been paid in full.

         We have clarified that we only hold an option to acquire the Mosquito King property and have disclosed the payments we must make in order to exercise the option.

Summary, page 4
---------------
3. Provide the Canadian equivalent of the American zip code for your principal office.

         We have provided the postal code for our principal office.

Risk Factors, Page 5
--------------------
4. Supplementally advise whether the other business interests of the president of the company are in competition with the company. If so, provide a risk factor which identifies and discusses the resulting conflicts of interest.

         We have disclosed that Mr. Krioukov's other business interests are not in competition with our company.

 Even if we discover commercial reserves of precious metals on the Mosquito King property, we may not be able to successfully commence commercial production, page 7

5. Please remove this risk factor. It duplicates the disclosure in the first and third risk factors.

         We have removed the noted risk factor.

Directors, Executive Officers, Promoters and Control Persons, page 13
---------------------------------------------------------------------
6. Under "Biographical Information" please identify the universities from which Mr. Krioukov and Mr. Jirniaguine graduated.

         We have disclosed that Mr. Krioukov graduated from the Novosibirsk State University of Architecture and Civil Engineering and that Mr. Jirniaguine graduated from the Novosibirsk State University.

7. Disclose whether Mr. Krioukov has professional training or credentials in accounting, and if so, please specify such training and credentials.

         We have disclosed that Mr. Krioukov completed a financial management diploma program in 1996 at the British Columbia Institute of Technology. He has also completed certified management accounting courses, but has not obtained an official accounting designation.

8. Disclose the name of Mr. Krioukov's private consulting firm. Describe the fields in which it provides consulting services.

         We have disclosed that the name of Mr. Krioukov's private consulting firm is Booksprep Consulting, Inc.

9. Fully disclose Mr. Krioukov's and Mr. Jinriaguine's business experience during the past five years, including the identity of employers and the month and year employment began and ended. In this regard, please see
         Item 401 of Regulation S-B.

         We have revised the business experience disclosure for both directors to include all the information required by Item 401 of Regulation S-B.

Description of Securities
-------------------------
Common Stock, page 15
---------------------
10. In the first paragraph of this section, you indicate that two shareholders may constitute a quorum for a meeting of stockholders. Please clarify whether these provisions allow for any two stockholders to constitute a quorum or whether such stockholders must hold a required percentage of the issued and outstanding shares of the company's voting stock in order to constitute a quorum.

         We have disclosed that there is no minimum percentage of our issued stock that these two persons must hold. We have also disclosed the notice requirement that we must comply with in order to convene a meeting.

Description of Business, Page 17
--------------------------------
General
-------
11. You have stated at the end of the first paragraph: "Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined." Please disclose what you mean by "legal feasibility" and explain why it must be evaluated.

         We have added the following explanation of legal feasibility:

         "In order to determine the legal feasibility of the property, we must complete a survey of the mineral claims comprising the Mosquito King property in order to ensure that the mineralization that we intend to exploit is within the claims boundaries. The cost of such a survey is estimated to be $25,000."

Mosquito King Property Option Agreement, Page 17
------------------------------------------------
12. Revise the discussion of the option agreement to include all of its material terms, including but not limited to those included in Sections
         10.3 and 10.5 of the option agreement.

         We have added additional disclosure regarding the net smelter returns royalty and the agreement provision regarding notice of default.

13. Supplementally provide to the staff executed copies of all of the documents referred to in Section 13 of the option agreement.

         Because the British Columbia Mining Recorder's Office does not provide a mechanism for filing option agreements on mineral property titles, we have not requested any documents from the property owners pursuant to
         Section 13 of the option agreement.

Title to the Mosquito King Property, Page 18
--------------------------------------------
14. In the first paragraph, clarify what is meant by the statement that the claims are in "good standing" and discuss what is required in order to keep the claims in good standing.

         We have added the following disclosure:

         "If we do not complete at least $o in exploration work on the claims by this date, Craig A. Lynes will no longer be the owner of the claims and we will have breached a term of our option agreement that requires us to keep the claims in good standing. In such circumstances, a third party could apply to the government to acquire the mineral exploration rights to the property."

Geological Assessment Report: Mosquito King Property, Page 19
-------------------------------------------------------------

15. We note the reference in the first paragraph to Mr. Molak, a professional geologist retained by the company to evaluate the lease property and a reference in the second paragraph to certain conclusions of Mr. Molak with respect to the Mosquito King property. On this basis, in accordance with Section 7(a) of the Securities Act of 1933, as amended, and Item 601(b)(23) of Regulation S-B, please file Mr. Molak's consent to being named in this registration statement. Further, a copy of any report Or other document provided to the company by Mr. Molak should be filed as an exhibit to the registration statement. In addition, please revise the disclosure to include Mr. Molak's credentials as a professional geologist. Finally, to the extent applicable,the disclosure in the plan of operation and in the financial statements should be revised to reflect any compensation paid or owed to Mr. Molak for his services.

         We have filed a consent from Dr. Molak as an exhibit to our registration statement, as well as a copy of his geological report respecting the claims. We have also provided a summary of Dr. Molak's credentials.

         As at the date of our financial statements, there was no money paid or owing to Dr. Molak. We have updated our plan of operation to disclose the compensation paid to Dr. Molak to date.

16. The last sentence of the first paragraph states that Mr. Molak cannot prepare a report until after April, 2004 because the property will not be accessible due to snow. It appears this is a typographical error. If so, please revise. Also, if the report is not yet completed, reflect that fact in the heading of this section.

         We have changed the noted disclosure to read "April 2005". We have also clarified that Dr. Molak provided us with an initial geological report on the Mosquito King property based on his review of existing data filed with the British Columbia government.

Proposed Budget, Page 19
------------------------
17. Please disclose whether the approximate costs disclosed herein are reflective of actual proposals or quotes or are merely guestimates of the costs to be incurred. To the extent such costs are mere guestimates, provide disclosure to indicate that the disclosed project costs may far exceed those disclosed. Similar disclosure should be provided under "Plan of Operations" on page 22.

         We have added the following disclosure in our "Description of Business" and "Plan of Operation" sections:

         The above program cost estimates were provided to us by Dr. Bohumil Molak and are contained in his geological report respecting the Mosquito King property. Project costs may exceed Dr. Molak's estimates.

Comp1iance with Government Regulation, Page 20
----------------------------------------------
18.      Please  discuss  the  impact  and  effect   of   existing  or  probable
         governmental regulations on Phases I, II, and the mining stage.

         We have discussed the impact of governmental regulations on Phases I, II and the mining stage.

19. Expand your disclosure regarding compliance with environmental laws. Provide, for each stage in the process, that is, Phases I, II and the various steps of the mining phase, the costs of compliance. Discuss the other effects of the environmental laws on your exploration and mining and on your financial condition.

         We have added the following disclosure:

         "Because there will not be any significant physical disturbance to the Mosquito King property, we will not incur any costs in complying with environmental laws during the first two planned phases of exploration on the claims. Subsequent drilling will require some remediation work, which is not expected to exceed $10,000. We will need to raise additional funds to finance any drilling program, including remediation costs. If we ever undertake any mining operations on the property, environmental compliance costs could exceed $100,000 and involve significant earth movement and reforestation."

Plan of Operations, page 22
---------------------------
20. Please describe any substantial additional planned or necessary exploration beyond Phases I and II, the reasons for and expected cost of that exploration and the expected time frame for that exploration. If you are unable to provide any of this information, please disclose the reasons why you are unable to provide that information.

         We have described additional planned exploration programs beyond phases one and two.

21. Under the heading "Geological Assessment Report: Mosquito King Property," you have indicated that the weather can prevent access to the property. Please discuss the impact of this fact on the company's plan of operations and liquidity.

         We have added the following disclosure regarding weather conditions in the plan of operation section:

         "While weather may occasionally prevent us from accessing the Mosquito King property in winter months, we do not expect conditions to impact our plan of operation, as we have scheduled our exploration programs during the spring, summer and autumn."

Description of Property, page 23
--------------------------------
22. Please clarify in this section whether your option includes real property, or only the mineral claims.

         We have clarified that our interest in the property only relates to the right to explore and extract minerals. We do not have any real property interest in the claims.

Certain Relationships and Related Transactions, Page 23
-------------------------------------------------------
23. The first paragraph is contradicted by the disclosure that follows it. Please revise.

         We have added the words "Except as disclosed below" to the beginning of the noted paragraph.

24. Please ensure that you file all agreements related to the disclosed transactions as exhibits to the registration statement. In this regard, please see Item 601 of Regulation S-B. If such agreements are oral only and not in any written form, please disclose.

         We have disclosed that all of the noted agreements with Mr. Krioukov are verbal.

25.      Please identify Mr. Krioukov's other company that you have referenced.

         We have disclosed that Mr. Krioukov's private company is Booksprep Consulting, Inc.



Executive Compensation, page 24
-------------------------------
26. Please include in the table the $300 that Mr. Krioukov's other company receives for consulting services and identify the company. See also the disclosure under "Consulting Agreements" on page 25.

         We have disclosed the $300 that Booksprep Consulting, Inc. received for accounting services and disclosed the nature and payment of this amount as a footnote to the table.

Exhibits
--------
27. It is necessary that Batcher & Zarcone, counsel who has provided the validity opinion, files a consent to the inclusion of its name in the registration statement. In this regard, please see Item 27 of Form SB~2 and Item 601 of Regulation S-B.

         We have filed a consent from Batcher & Zarcone as an exhibit to our amended registration statement.

28. Please file as exhibits agreements made in connection with your private placements of securities in March and August, 2004. In this regard, please see Item 27 of Form SB-2 and Item 601 of Regulation S-B.

         We have filed the form of subscription agreement that we used in conducting our private placements of securities in March and August 2004.

Financial Statements
--------------------
Foreign Currency Translation, page 33
-------------------------------------
29. Please revise the disclosure pertaining to the exchange rates utilized when translating revenue and expenses in accordance with the guidance in paragraph (12) of SFAS No. 52.

         We have revised the foreign currency translation note to include the disclosure of translating revenue and expenses in accordance with paragraph 12 of SFAS No. 52.

Comprehensive Loss, Page 35
---------------------------
30. Please explain supplementally why the company does not disclose comprehensive income (loss) when it has been disclosed that the functional currency of the company is the Canadian dollar and the reporting currency is the U.S. dollar. Refer to the guidance of paragraph (13) of SFAS No. 52 and revise as necessary and also provide the required disclosures in accordance with SFAS No. 130.

         Upon the further review of SFAS No. 52, we have amended the foreign currency translation note to state that the functional and reporting currency is the United States dollar. As a result, any translation adjustments will be included in the determination of income.

         We have revised our financial statements to disclose comprehensive income (loss) and have provided the required disclosures in accordance with SFAS No. 130.

Footnote 3 - Mineral Property, Page 36
--------------------------------------
31. Please clarify here and throughout your registration statement that upon payment of the $33,000 for mineral property option agreement, the option will be deemed to have been exercised by the company and thereby, you will have acquired the rights to the property, as specified in the Mineral Property Option Agreement.

         Note 3 has been revised to clarify that upon payment of $33,000, we will have been deemed to have exercised the option and will have thereby acquired the rights to the mineral property.

Yours truly,

BOSS MINERALS INC.

PER:

ANDREI KRIOUKOV
President